UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 19, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that, on this date, received from the Brazilian Securities and Exchange Commission (“CVM”) the Official Letter No. 162/2018/CVM/SEP/GEA-4, regarding the administrative procedure related to the claim presented by Tempo Capital Principal Fundo de Investimento em Ações regarding the corporate restructuring involving the Company and Suzano Papel e Celulose S.A., as transcribed below:

“Matter: CVM Procedure 19957.005818/2018-85

Dear Sir,

1. We make reference to the claim presented on 07.06.2018 by Tempo Capital Principal Fundo de Investimento em Ações regarding the corporate restructuring involving Fibria Celulose SA and Suzano Papel e Celulose SA, as disclosed in the material fact of 03.16.2018.

2. In this respect, the questions raised on such claim were analyzed under CVM Procedures No. 19957.007756/2018-46 and No. 19957.007885/2018-34, which addressed the requests for interruption of the calling term for the extraordinary general meeting of Fibria Celulose S.A. called for 09.13.2018.

3. Therefore, based on the conclusion achieved on the mentioned procedures, find below the answers to the questions raised on such claim:

a. the conclusion was that no irregularities were identified on the structure of the transaction, and it was verified that there was no abuse of control or fraud in the case;

b. there would be no obstacle for the decision on the transaction in the General Meetings of Fibria or of the Holding, as occurred on 09.13.2018;

c. there would be no impediment for Fibria’s controlling shareholders to vote, under the terms of §1st of Article 115 of Law No. 6,404/76 [Corporations Law], as no particular benefit or conflicting interest between them and the Company has been characterized; and

d. as per B3’s communication, the transaction would not require a tender offer for the acquisition of the shares, under the terms of Article 40 of Fibria’s By-laws.

4. Based on the above, we inform that CVM Procedure No. 19957.005818/2018-85 achieved its purpose, and it will be extinct.”

The company reinforces, through the disclosure of the information of this Notice to the Market, its commitment to transparency to its shareholders and investors.

São Paulo, September 19, 2018

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO